UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dicerna Pharmaceuticals, Inc.

(Name of Subject Company)

Dicerna Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number of Class of Securities)

Douglas Fambrough III, Ph. D.

President and Chief Executive Officer

75 Hayden Avenue

Lexington, Massachusetts 02421

(617) 621-8097

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3542	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Dicerna Pharmaceuticals, Inc. (“Dicerna” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 24, 2021, relating to the tender offer by NNUS New Research, Inc. (“Purchaser”), a Delaware corporation and wholly-owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Dicerna for a purchase price of $38.25 per share, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in its entirety the paragraph under the heading “Regulatory Approvals” on page 46:

“Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Novo and Dicerna filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on November 22, 2021. On December 7, 2021, Novo voluntarily withdrew its November 22, 2021 filing with the intention of refiling its Premerger Notification and Report Form on December 9, 2021, to provide the FTC with additional time for review. Following such refiling, the waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, on December 24, 2021. This period may change if the FTC or the Antitrust Division, as applicable, grants early termination of the waiting period or issues a request for additional information or documentary material, or if Novo voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the fifteen day waiting period. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen days. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period (although the practice of granting early termination has been temporarily suspended by the FTC and Antitrust Division), or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Novo and/or Dicerna. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Novo and Dicerna do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.”

The following paragraphs replace in its entirety the paragraph under the heading “Legal Proceedings” on page 46:

“On December 3, 2021, a purported Dicerna stockholder filed a complaint against Dicerna and each member of the Company Board in the United States District Court for the District of Colorado, captioned Joseph Sheridan v. Dicerna Pharmaceuticals, Inc., et al., Case No. 1:21-cv-03236 (the “Sheridan Complaint”); a purported Dicerna stockholder filed a complaint against Dicerna and each member of the Company Board in the United States District Court for the Southern District of New York, captioned Laurie Volpe v. Dicerna Pharmaceuticals, Inc., et al., Case No. 1:21-cv-10342 (the “Volpe Complaint”); and a purported Dicerna stockholder filed a complaint against Dicerna and each member of the Company Board in the United States District Court for the District of Delaware, captioned Michael Kent v. Dicerna Pharmaceuticals, Inc., et al., Case No. 1:99-mc-09999-UNA (the “Kent Complaint”). Also on December 3, 2021, a purported Dicerna stockholder filed a complaint against Dicerna and each member of the Company Board, Novo and Purchaser in the United States District Court for the Southern District of New York, captioned Matthew Hopkins v. Dicerna Pharmaceuticals, Inc., et al., Case No. 1:21-cv-10345 (the “Hopkins Complaint”).

On December 6, 2021, a purported Dicerna stockholder filed a complaint against Dicerna and each member of the Company Board in the United States District Court for the Southern District of New York, captioned David Kaufmann v. Dicerna Pharmaceuticals, Inc., et al., Case No. 1:21-cv-10379 (the “Kaufmann Complaint”); a purported Dicerna stockholder filed a complaint against Dicerna and each member of the Company Board in the United States District Court for the Eastern District of Pennsylvania, captioned Jeffrey D. Justice, II v. Dicerna Pharmaceuticals, Inc., et al., Case 2:21-cv-05340 (the “Justice Complaint”); and a purported Dicerna stockholder filed a complaint against Dicerna and each member of the Company Board in the United States District Court for the Eastern District of New York, captioned Joan Whitehead v. Dicerna Pharmaceuticals, Inc., et al., Case 2:21-cv-06764 (the “Whitehead Complaint”).

The complaints allege violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants (and against Novo and Purchaser in the Hopkins Complaint). Each of the complaints seeks injunctive relief preventing the consummation of the Transactions, an award of plaintiff’s expenses, including attorneys’ fees and expenses, and such other relief the court may deem just and proper. The Sheridan, Kent, Hopkins, Kaufmann, Justice and Whitehead Complaints each seek rescissory damages or rescission in the event the Transactions are consummated and the Volpe and Kaufmann Complaints seeks an accounting of damages. The Kaufmann Complaint seeks injunctive relief preventing the filing of any amendment to the Schedule 14d-9.

The Company, Parent and Purchaser believe the claims asserted in each of the complaints are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2021

Dicerna Pharmaceuticals, Inc.

By:	/s/ Douglas M. Fambrough III, Ph. D.
	Name:	Douglas M. Fambrough III, Ph. D.
	Title:	President and Chief Executive Officer

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